

Mailstop 3233

February 19, 2016

<u>Via E-Mail</u>
Michael D. Queen
Executive Vice President – Finance
Major League Football, Inc.
6230 University Parkway, Suite 301
Lakewood Ranch, FL 34240

> **Re: Major League Football, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2015**
> **Filed August 13, 2015**
> **Amendment No. 1 to Form 10-K for the fiscal year ended April 30, 2015**
> **Filed February 17, 2016**
> **File No. 0-51132**

Dear Mr. Queen:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Daniel L. Gordon

                    Daniel L. Gordon
                    Senior Assistant Chief Accountant
                    Office of Real Estate and
                      Commodities